FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of September


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




                                  BG Group plc

                 Notification of Directors' Interests in Shares

1)        Options Granted under the BG Group Company Share Option Scheme (CSOS)

Options were granted under Part B of the CSOS on 3 September 2004 over BG Group plc ordinary shares of 10p each at an option price of 347.33p per share to the following Executive Directors:

Name              Total no. granted      Total options held after this grant*
                  on 3 September 2004

Frank Chapman                 500,000                               1,903,729
William Friedrich             380,000                               1,637,978
Ashley Almanza                 50,000                                 734,765

These options are normally exercisable between 3 September 2007 and 2 September 2014.

* Total includes options held under the BG Group Sharesave Scheme

2) Notional Awards under the BG Group New Long Term Incentive Scheme (LTIS)

A notional allocation of BG Group plc Ordinary Shares of 10p each was made on 3 September 2004 under the LTIS to the following Executive Directors:

Name                           Number of shares allocated
                               on 3 September 2004

Frank Chapman                     750,000
William Friedrich                 580,000
Ashley Almanza                    400,000

Under normal circumstances the shares will not be released until after the performance period of 3 years, commencing on 3 September 2004. The base price at the commencement of the performance period is 307.41p per Ordinary Share and is based on the average of the daily closing prices for the 12 months immediately preceding the performance period.

The number of shares shown is the maximum number which could be released under the terms of the Scheme if the performance criteria were to be met in full.


6 September 2004

Website www.bg-group.com



                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 06 September 2004                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary